Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) and related Prospectus of Twenty-First Century Fox, Inc. for the exchange offer of $450 million of 3.375% Senior Notes due 2026 and $400 million of 4.750% Senior Notes due 2046 and to the incorporation by reference therein of our reports dated August 10, 2016, with respect to the consolidated financial statements of Twenty-First Century Fox, Inc. and the effectiveness of internal control over financial reporting of Twenty-First Century Fox, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York
February 8, 2017